Filer:WFS Financial Inc

Pursuant to Rule 425 Filings under the Securities and Exchange Act of 1933 and deemed filed pursuant to Rule 14 a-12 of the Securities and Exchange Act of 1934.

Subject Company: WFS Financial Inc

Commission File No: 000-26458

July 17, 2002

Lisa Capps Investor Relations WFS Financial Phone: (949) 727-1002 Email: Investor_Relations@WFSFinancial.com

FOR IMMEDIATE RELEASE

WFS Financial Inc Receives Proposal from Westcorp to Acquire Outstanding Minority Interest

Irvine, California, July 17, 2002: WFS Financial Inc (“WFS”) (NASDAQ: WFSI) announced today that its Board of Directors has received a proposal from Westcorp (NYSE: WES) in which Westcorp has offered to acquire the outstanding 16% minority interest in WFS representing approximately 6.6 million common shares through a merger of WFS with Western Financial Bank (“WFB”), Westcorp’s wholly owned subsidiary.

Under the terms of Westcorp’s proposal as outlined in a letter to the WFS Board of Directors, the public holders of WFS common shares would receive .9204 shares of Westcorp common shares for each WFS common share outstanding in a tax-free transaction. Based on the closing price on the NYSE National Market of a Westcorp common share on July 16, 2002, this represents a value of $22.45 per WFS common share. This constitutes a premium of 5% over the $21.38 closing price of WFS common shares on July 16, 2002.

Westcorp’s proposal is subject to the approval of the Board of Directors of WFS, WFB and Westcorp, the negotiation and execution of a definitive agreement, and any required regulatory approvals. The merger would also be subject to the approval of a majority of WFS’ minority shareholders. WFS’ Board of Directors has formed a Special Committee which will select independent legal and financial advisors to evaluate the proposal and make a recommendation to the WFS Board of Directors.

If the merger transaction is ultimately approved by the Board of Directors of WFS, WFB and Westcorp, investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus would be filed with the Commission by Westcorp and WFS. Investors and security holders may obtain a free copy of that proxy statement/prospectus (when available) and other documents filed by Westcorp and WFS at the Commission’s web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from WFS by directing such request to Westcorp, Attn: Investor Relations, 23 Pasteur, Irvine, California 92618, Telephone: 949.727.1002.

WFS and certain other persons referred to below may be deemed to be participants in any solicitation of proxies of WFS’ shareholders to adopt the agreement providing for Westcorp’s acquisition of the minority interest in WFS. The participants in such solicitation may include the directors and executive officers of WFS, who may have an interest in the transaction, including as a result of holding stock or options of WFS. A detailed list of the names and interests of WFS’ directors and executive officers is contained in WFS’ Proxy Statement for its Annual Meeting, held on May 2, 2002, which may be obtained without charge at the Commission’s web site at www.sec.gov.

About WFS

WFS is one of the nation’s largest independent automobile finance companies. WFS specializes in originating, securitizing, and servicing new and pre-owned prime and non-prime credit quality automobile contracts through its nationwide relationships with automobile dealers. Information about WFS can be found at its web site at http://www.wfsfinancial.com.

Forward Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this release include statements addressing the proposed merger of WFS and WFB and the terms of the proposed transaction. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These statements are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause actual results to differ materially from those expressed in or implied by these forward-looking statements.

These forward-looking statement are identified by use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” and similar terms and phrases, including references to assumptions.

The following factors are among those that may cause actual results to differ materially from the “Forward-looking Statements” in the Business section of either Westcorp or WFS’ annual report on Form 10-K and quarterly reports on Form 10-Q, as filed with the Securities and Exchange Commission (the “Commission”):

•	The rejection of the proposal by the WFS Special Committee or its Board of Directors;

•	That less than a majority of the WFS shares not currently owned by Westcorp or its subsidiaries vote in favor of the proposal;

•	Inability to obtain, or meet conditions imposed for, governmental and other approvals for the transaction;

•	Interest rate fluctuations;

•	Our financial condition and liquidity, as well as future cash flow earnings;

•	Competition;

•	Our level of operating expenses;

•	The effect of new laws, regulations, court decisions or significant litigation;

•	The availability of sources of funding;

•	The level of chargeoffs on the automobile contracts that we originate; and

•	Other significant unexpected events; and

•	Other economic, business, competitive and/or regulatory factors affecting Westcorp’s, WFB’s and WFS’ businesses generally.

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. We do not undertake to update our forward-looking statements to reflect future events or circumstances.

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